GERMAN AMERICAN BANCORP, INC.

Jasper, Indiana

February 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0408

Attention: Mr. David Irving, Reviewing Accountant

Re:	German American Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Response Dated January 23, 2013
File No. 001-15877

Dear Mr. Irving:

German American Bancorp, Inc. (the “Company”) hereby transmits this response via EDGAR to the comments of the Staff contained in a supplemental comment letter, dated February 8, 2013, relating to the Company’s response made by the above-referenced response letter to certain Staff comments included in a comment letter from the Staff dated December 21, 2012 on the above-referenced filing. Set forth below are the comments contained in the Staff’s February 8 letter and immediately below each comment is the Company’s response with respect thereto.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 35

1.	We note your response to comment 1 from our letter dated December 21, 2012. If the December 31, 2012 non-performing loan balance is materially represented by a particular loan segment (i.e., commercial loans), please provide disclosures in future filings in MD&A discussing material non-performing loans and disclose the recent performance of these loan relationships.

The Company advises you supplementally that the Company’s non-performing loan balance as of December 31, 2012, was materially represented by commercial loans. See proposed draft disclosure to be included in the MD&A section of its annual report for its fiscal year ended December 31, 2012 (“2012 10-K”) in Exhibit 1 to this letter concerning certain material non-performing commercial loan relationships. For so long as these loan relationships remain non-performing or are otherwise material, the Company will include in the MD&A section of subsequent future filings (e.g., its quarterly reports on Form 10-Q for the first three quarters of 2013 and its annual report on Form 10-K for the year ending December 31, 2013) a discussion of the recent performance of those loan relationships.

Notes to Consolidated Financial Statements

Note 3. Loans, page 50

2.	We note your response to comment 2 from our letter dated December 21, 2012. Please provide a draft of the MD&A discussion you intend to include in the December 31, 2012 Form 10-K, when available.

The current draft of the Company’s proposed response to be included in the Management’s Discussion and Analysis section of its 2012 10-K is attached on Exhibit 1. This draft addresses how the Company’s accounting for loans acquired with deteriorated credit quality impacts its credit metrics and trends, specifically identifying the credit metrics and trends most impacted and discussing the comparability between periods. It does not address comparability of such credit metrics and trends with other institutions as the Company does not have access to information prepared by other institutions regarding comparable subject matter.

The Company intends to discuss how it classifies loans acquired with deteriorated credit quality as non-accrual, impaired, loans > 90 days and accruing, or as a trouble debt restructuring in its notes to financial statements addressing Loans for the year ended December 31, 2012. A draft of this Loans footnote is attached in response to Comment 2 below as Exhibit 2.

Although management believes that the drafts set forth on Exhibits 1 and 2 will ultimately be included in 2012 10-K substantially as presented, these drafts remain under review by management and the Company’s advisers and are subject to change and revision in the course of that review if deemed necessary or advisable in the interests of improved disclosure, and are also subject to review by the Company’s Disclosure Committee and its Board of Directors.

3.	We note your response to comment 3 from our letter dated December 21, 2012. Please provide a draft of the statement and quantification, if applicable, that you intend to include in future filings, when available.

A draft of the statement and quantification that the Company intends to include in the Loans footnote to the notes to financial statements to be included in its 2012 10-K is set forth on Exhibit 2. Although management believes that the draft set forth on Exhibit 2 will ultimately be included in the 2012 10-K substantially as presented, that draft remains under review by management and the Company’s advisers and is subject to change and revision in the course of that review if deemed necessary or advisable in the interests of improved disclosure, and is also subject to review by the Company’s Disclosure Committee and its Board of Directors.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Bradley M. Rust

Bradley M. Rust

Executive Vice President and Chief Financial Officer

Exhibit 1 – Draft of MD&A Excerpt

December 31, 2012 Form 10-K

NON-PERFORMING ASSETS

Non-performing assets consist of: (a) non-accrual loans; (b) loans which have been renegotiated to provide for a reduction or deferral of interest or principal because of deterioration in the financial condition of the borrower; (c) loans past due 90 days or more as to principal or interest; and, (d) other real estate owned. Loans are placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. Uncollected accrued interest is reversed against income at the time a loan is placed on non-accrual. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection. The following table presents an analysis of the Company’s non-performing assets.

Non-performing Assets	December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Non-accrual Loans .	$10,357	$17,857	$10,150	$8,374	$8,316
Past Due Loans (90 days or more)	---	---	671	113	34
Restructured Loans	362	409	396	306	---
Total Non-performing Loans	10,719	18,266	11,217	8,793	8,350
Other Real Estate	1,645	2,343	2,095	2,363	1,818
Total Non-performing Assets	$12,364	$20,609	$13,312	$11,156	$10,168

Non-performing Loans to Total Loans	0.89%	1.63%	1.22%	1.00%	0.94%
Allowance for Loan Losses to Non- performing Loans	144.79%	83.83%	118.72%	125.28%	114.04%

Non-performing assets totaled $12.4 million or 0.62% of total assets at December 31, 2012 compared to $20.6 million or 1.10% of total assets at December 31, 2011. Non-performing loans totaled $10.7 million or 0.89% of total loans at December 31, 2012 representing a $7.5 million, or 41%, decline in non-performing loans compared to the $18.3 million of non-performing loans at December 31, 2011.

The decline in non-performing loans during 2012 was largely the result of a decline in non-accrual commercial real estate loans and to a lesser extent a decline in non-accrual commercial and industrial loans. Non-accrual commercial real estate loans totaled $7.3 million at December 31, 2012 representing a decline of $6.0 million, or 45%, from the $13.3 million of non-accrual commercial real estate loans at year-end 2011. Non-accrual commercial real estate loans represented 70% of the total non-performing loans at year-end 2012 compared to 74% of total non-performing loans at year-end 2011. Non-accrual commercial and industrial loans totaled $7.3 million at December 31, 2012 representing a decline of $1.0 million, or 29%, decline from the $13.3 million of non-accrual commercial and industrial loans at year-end 2011. Non-accrual commercial and industrial loans represented 24% of the total non-performing loans at year-end 2012 compared with 19% of total non-performing loans at year-end 2011. The decline in both non-accrual commercial real estate and commercial and industrial loans was the result of pay-offs, pay-downs on remaining non-performing loans, partial charge-offs on remaining non-performing loans, and foreclosure and liquidation of non-performing loans during 2012. There were no significant additions to non-performing loans during 2012.

At December 31, 2012, three commercial loan relationships represented approximately 64% of the total non-performing loans of the Company. The first relationship was a $2.7 million commercial real estate loan secured by various commercial real estate properties. This loan was in non-performing status as of December 31, 2011. The borrower has made all contractual payments due during 2012 and the principal balance of the loan was reduced by approximately $0.8 million during 2012. The second relationship was an approximately $2.0 million loan secured by the business assets of a mechanical contractor. This loan was in non-performing status as of year-end 2011. The borrower has made all contractual payments due during 2012 and the principal balance of the loan was reduced by $0.3 million during 2012. The third relationship was a $2.0 million commercial real estate loan secured by a commercial warehouse facility. This loan was in non-performing status as of year-end 2011. The borrower has made all contractual payments due during 2012 and the principal balance of this relationship was reduced by $0.1 million during 2012. These three relationships represent the only loan relationships greater than $1.0 million included in non-performing loans.

The Company purchases individual loans and groups of loans. Purchased loans that show evidence of credit deterioration since origination are recorded at the amount paid (or allocated fair value in a purchase business combination), such that there is no carryover of the seller’s allowance for loan losses. After acquisition, incurred losses are recognized by an increase in the allowance for loan losses.

Exhibit 1 – Draft of MD&A Excerpt

December 31, 2012 Form 10-K

Purchased loans that indicated evidence of credit deterioration since origination at the time of acquisition by the Company did not have a material adverse impact on the Company’s key credit metrics during 2011 or 2012. The key credit metrics the Company measures generally include non-performing loans, past due loans, and adversely classified loans.

Non-performing purchased loans with evidence of credit deterioration since origination totaled $148,000 at December 31, 2012 compared with $859,000 at December 31, 2011 a decline of approximately 83%. The non-performing purchased loans with evidence of credit deterioration since origination represented approximately 1% of total non-performing loans at December 31, 2012 compared with approximately 5% of total non-performing loans at December 31, 2011.

Past due purchased loans with evidence of credit deterioration since origination totaled $118,000 at year-end 2012 compared with $859,000 at year-end 2011 representing a decline of approximately 86%. Past due purchased loans with evidence of credit deterioration since origination represented approximately 1% of total past due loans at year-end 2012 compared with approximately 7% of total past due loans at December 31, 2011.

Adversely classified purchased loans with evidence of credit deterioration since origination totaled $7.3 million at December 31, 2012 compared with $12.9 million at December 31, 2011 a decline of approximately 44%. Adversely classified purchased loans with evidence of credit deterioration since origination represented approximately 19% of total adversely classified loans at year-end 2012 compared with approximately 28% of total adversely classified loans at December 31, 2011.

Loan impairment is reported when full repayment under the terms of the loan is not expected. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The amount of loans individually evaluated for impairment including purchase credit impaired loans totaled $12.6 million at December 31, 2012. For additional detail on impaired loans, see Note 4 to the Company’s consolidated financial statements included in Item 8 of this Report.

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans

Loans were comprised of the following classifications at December 31:

	2012	2011
Commercial:
Commercial and Industrial Loans and Leases	$335,373	$293,172
Commercial Real Estate Loans	488,496	452,071
Agricultural Loans	179,906	167,693
Retail:
Home Equity Loans	74,437	77,070
Consumer Loans	41,103	47,409
Residential Mortgage Loans	88,586	86,134
Subtotal	1,207,901	1,123,549
Less: Unearned Income	(3,035)	(2,556)
Allowance for Loan Losses	(15,520)	(15,312)
Loans,net	$1,189,346	$1,105,681

The following tables present the activity in the allowance for loan losses by portfolio class for the years ended December 31, 2012 and 2011:

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
December 31, 2012
Beginning Balance	$3,493	$9,297	$926	$258	$190	$402	$746	$15,312
Provision for Loan Losses	1,150	1,326	63	(32)	194	(47)	(242)	2,412
Recoveries	74	97	---	2	123	30	---	326
Loans Charged-off	(162)	(1,789)	---	(87)	(293)	(199)	---	(2,530)
Ending Balance	$4,555	$8,931	$989	$141	$214	$186	$504	$15,520

	Commercial
	and
	Industrial	Commercial		Home		Residential
	Loans and	Real Estate	Agricultural	Equity	Consumer	Mortgage
	Leases	Loans	Loans	Loans	Loans	Loans	Unallocated	Total
December 31, 2011
Beginning Balance	$3,713	$7,497	$750	$220	$362	$543	$232	$13,317
Provision for Loan Losses	1,195	4,265	176	287	23	340	514	6,800
Recoveries	98	139	---	6	125	16	---	384
Loans Charged-off	(1,513)	(2,604)	---	(255)	(320)	(497)	---	(5,189)
Ending Balance	$3,493	$9,297	$926	$258	$190	$402	$746	$15,312

The following table presents the activity in the allowance for loan losses for the year ended December 31, 2010:

2010
Beginning Balance	$11,016
Provision for Loan Losses	5,225
Loans Charged-off	(4,214)
Recoveries	1,290
Ending Balance	$13,317

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

Loan impairment is reported when full repayment under the terms of the loan is not expected. This methodology is used for all loans, including loans acquired with deteriorated credit quality. For purchased loans, the assessment is made at the time of acquisition as well as over the life of loan. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate, or at the fair value of collateral if repayment is expected solely from the collateral. Commercial and industrial loans, commercial real estate loans, and agricultural loans are evaluated individually for impairment. Smaller balance homogeneous loans are evaluated for impairment in total. Such loans include real estate loans secured by one-to-four family residences and loans to individuals for household, family and other personal expenditures. Individually evaluated loans on non-accrual are generally considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans by portfolio class and based on impairment method as of December 31, 2012 and 2011:

		Commercial
		and
		Industrial	Commercial		Home			Residential
		Loans and	Real Estate	Agricultural	Equity	Consumer		Mortgage
December 31, 2012	Total	Leases	Loans	Loans	Loans	Loans		Loans	Unallocated
Allowance for Loan Losses:
Ending Allowance Balance
Attributable to Loans:
Individually Evaluated
for Impairment	$5,323	$1,279	$3,894	$150	$ ---	$	---	$ ---	$	---
Collectively Evaluated
for Impairment	10,109	3,208	5,017	839	141		214	186		504
Acquired with Deteriorated Credit Quality	88	68	20	---	---		---	---		---
Total Ending Allowance Balance	$15,520	$4,555	$8,931	$989	$141		$214	$186		$504
Loans:
Loans Individually Evaluated for Impairment	$12,520	$2,547	$7,550	$2,423	$ ---	$	---	$ ---	$	---
Loans Collectively Evaluated for Impairment	1,189,729	331,920	473,209	180,152	74,699		41,083	88,666		---
Loans Acquired with Deteriorated Credit Quality	11,174	1,840	9,037	---	---		148	149		---
Total Ending Loans Balance (1)	$1,213,423	$336,307	$489,796	$182,575	$74,699		$41,231	$88,815	$	---

(1) Total recorded investment in loans includes $5,522 in accrued interest.

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

		Commercial
		and
		Industrial	Commercial			Home			Residential
		Loans and	Real Estate	Agricultural		Equity	Consumer		Mortgage
December 31, 2011	Total	Leases	Loans	Loans		Loans	Loans		Loans	Unallocated
Allowance for Loan Losses:
Ending Allowance Balance
Attributable to Loans:
Individually Evaluated for Impairment	$4,834	$466	$4,368	$	---	$ ---	$	---	$ ---	$	---
Collectively Evaluated for Impairment	10,401	3,027	4,852		926	258		190	402		746
Acquired with Deteriorated Credit Quality	77	---	77		---	---		---	---		---
Total Ending Allowance Balance	$15,312	$3,493	$9,297		$926	$258		$190	$402		$746
Loans:
Loans Individually Evaluated for Impairment	$16,613	$3,567	$13,046	$	---	$ ---	$	---	$ ---	$	---
Loans Collectively Evaluated for Impairment	1,096,571	287,924	427,063		170,513	77,323		47,431	86,317		---
Loans Acquired with Deteriorated Credit Quality	16,121	2,596	13,209		---	---		164	152		---
Total Ending Loans Balance (1)	$1,129,305	$294,087	$453,318		$170,513	$77,323		$47,595	$86,469	$	---

(1) Total recorded investment in loans includes $5,756 in accrued interest.

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011:

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance(1)	Investment	Allocated
December 31, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$108	$87	$ ---
Commercial Real Estate Loans	4,312	2,154	---
Agricultural Loans	2,126	2,137	---
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,642	2,581	1,347
Commercial Real Estate Loans	5,579	5,418	3,914
Agricultural Loans	285	286	150
Total	$15,052	$12,663	$5,411
Loans Acquired with Deteriorated Credit Quality with no Related Allowance Recorded
(Included in the Total Above)	$45	$25	$ ---
Loans Acquired with Deteriorated Credit Quality with an Additional Allowance Recorded
(Included in the Total Above)	$155	$118	$88

(1) Unpaid Principal Balance is the remaining contractual payments inclusive of partial charge-offs.

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance(1)	Investment	Allocated
December 31, 2011
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,731	$1,066	$ ---
Commercial Real Estate Loans	6,991	5,894	---
Agricultural Loans	---	---	---
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,502	2,501	466
Commercial Real Estate Loans	7,587	7,230	4,445
Agricultural Loans	---	---	---
Total	$18,811	$16,691	$4,911
Loans Acquired with Deteriorated Credit Quality with no Related Allowance Recorded
(Included in the Total Above)	$48	$28	$ ---
Loans Acquired with Deteriorated Credit Quality with an Additional Allowance Recorded
(Included in the Total Above)	$205	$77	$77

 (1) Unpaid Principal Balance is the remaining contractual payments inclusive of partial charge-offs.

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2012 and 2011:

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
December 31, 2012
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$252	$3	$3
Commercial Real Estate Loans	4,506	18	18
Agricultural Loans	535	2	2
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	2,726	9	8
Commercial Real Estate Loans	6,660	23	19
Agricultural Loans	74	---	---
Total	$14,753	$55	$50
Loans Acquired with Deteriorated Credit Quality with no Related Allowance Recorded
(Included in the Total Above)	$26	$2	$2
Loans Acquired with Deteriorated Credit Quality with an Additional Allowance Recorded
(Included in the Total Above)	$154	$6	$4

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

	Average	Interest	Cash
	Recorded	Income	Basis
	Investment	Recognized	Recognized
December 31, 2011
With No Related Allowance Recorded:
Commercial and Industrial Loans and Leases	$1,107	$9	$9
Commercial Real Estate Loans	4,438	75	75
Agricultural Loans	19	6	6
With An Allowance Recorded:
Commercial and Industrial Loans and Leases	3,642	11	11
Commercial Real Estate Loans	9,390	37	34
Agricultural Loans	---	---	---
Total	$18,596	$138	$135
Loans Acquired with Deteriorated Credit Quality with no Related Allowance Recorded
(Included in the Total Above)	$28	$4	$4
Loans Acquired with Deteriorated Credit Quality with an Additional Allowance Recorded
(Included in the Total Above)	$77	$1	$1

The following table presents information for loans individually evaluated for impairment for the year ended December 31, 2010:

2010
Average Balance of Impaired Loans During the Year	$10,166
Interest Income Recognized During Impairment	78
Interest Income Recognized on Cash Basis	78

All classes of loans, including loans acquired with deteriorated credit quality, are generally placed on non-accrual status when scheduled principal or interest payments are past due for 90 days or more or when the borrower’s ability to repay becomes doubtful. For purchased loans, the determination is made at the time of acquisition as well as over the life of the loan. Uncollected accrued interest for each class of loans is reversed against income at the time a loan is placed on non-accrual. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. All classes of loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Loans are typically charged-off at 180 days past due, or earlier if deemed uncollectible. Exceptions to the non-accrual and charge-off policies are made when the loan is well secured and in the process of collection.

The following table presents the recorded investment in non-accrual loans and loans past due 90 days or more still on accrual by class of loans as of December 31, 2012 and 2011:

			Loans Past Due
			90 Days or More
	Non-Accrual		& Still Accruing
	2012	2011	2012		2011
Commercial and Industrial Loans and Leases	$2,480	$3,471	$	---	$	---
Commercial Real Estate Loans	7,275	13,289		---		---
Agricultural Loans	---	---		---		---
Home Equity Loans	178	90		---		---
Consumer Loans	167	259		---		---
Residential Mortgage Loans	257	748		---		---
Total	$10,357	$17,857	$	---	$	---
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$148	$859	$	---	$	---

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

The following table presents the aging of the recorded investment in past due loans by class of loans as of December 31, 2012 and 2011:

				90 Days
		30-59 Days	60-89 Days	or More	Total	Loans Not
	Total	Past Due	Past Due	Past Due	Past Due	Past Due
December 31, 2012
Commercial and Industrial Loans and Leases	$336,307	$436	$133	$448	$1,017	$335,290
Commercial Real Estate Loans	489,796	1,352	---	2,063	3,415	486,381
Agricultural Loans	182,575	42	14	---	56	182,519
Home Equity Loans	74,699	177	48	178	403	74,296
Consumer Loans	41,231	431	23	18	472	40,759
Residential Mortgage Loans	88,815	2,070	495	257	2,822	85,993
Total(1)	$1,213,423	$4,508	$713	$2,964	$8,185	$1,205,238
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$11,177	$ ---	$121	$ ---	$121	$11,056

(1) Total recorded investment in loans includes $5,522 in accrued interest.

				90 Days
		30-59 Days	60-89 Days	or More	Total	Loans Not
	Total	Past Due	Past Due	Past Due	Past Due	Past Due
December 31, 2011
Commercial and Industrial Loans and Leases	$294,087	$220	$ ---	$1,141	$1,361	$292,726
Commercial Real Estate Loans	453,318	381	148	5,920	6,449	446,869
Agricultural Loans	170,513	10	---	---	10	170,503
Home Equity Loans	77,323	176	6	90	272	77,051
Consumer Loans	47,595	287	117	221	625	46,970
Residential Mortgage Loans	86,469	2,752	893	748	4,393	82,076
Total(1)	$1,129,305	$3,826	$1,164	$8,120	$13,110	$1,116,195
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$16,121	$248	$56	$554	$858	$15,263

(1) Total recorded investment in loans includes $5,756 in accrued interest.

Troubled Debt Restructurings:

In certain instances, the Company may choose to restructure the contractual terms of loans. A troubled debt restructuring occurs when the Bank grants a concession to the borrower that it would not otherwise consider due to a borrower’s financial difficulty. In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification. This evaluation is performed under the Company's internal underwriting policy. The Company uses the same methodology for loans acquired with deteriorated credit quality as for all other loans when determining whether the loan is a troubled debt restructuring.

During the years ending December 31, 2012 and 2011, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. There were no troubled debt restructurings for the years ended December 31, 2012 and 2011 for loans acquired with deteriorated credit quality at the time of acquisition.

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

The following table presents the recorded investment of troubled debt restructurings by class of loans as of December 31, 2012 and 2011:

	Total	Performing	Non-Accrual(1)
December 31, 2012
Commercial and Industrial Loans and Leases	$2,461	$66	$2,395
Commercial Real Estate Loans	6,031	304	5,727
Total	$8,492	$370	$8,122

	Total	Performing	Non-Accrual(1)
December 31, 2011
Commercial and Industrial Loans and Leases	$3,391	$98	$3,293
Commercial Real Estate Loans	9,088	315	8,773
Total	$12,479	$413	$12,066

(1) The non-accrual troubled debt restructurings are included in the Non-Accrual Loan table presented on previous page.

The Company has not committed to lending any additional amounts as of December 31, 2012 and 2011 to customers with outstanding loans that are classified as troubled debt restructurings.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2012 and 2011:

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
December 31, 2012
Commercial and Industrial Loans and Leases	2	$9	$9
Commercial Real Estate Loans	---	---	---
Total	2	$9	$9

The troubled debt restructurings described above increased the allowance for loan losses by $0 and resulted in charge-offs of $0 during the year ending December 31, 2012.

		Pre-Modification	Post-Modification
	Number of	Outstanding Recorded	Outstanding Recorded
	Loans	Investment	Investment
December 31, 2011
Commercial and Industrial Loans and Leases	4	$4,541	$4,499
Commercial Real Estate Loans	6	7,099	6,850
Total	10	$11,640	$11,349

The troubled debt restructurings described above increased the allowance for loan losses by $1,945 and resulted in charge-offs of $834 during the year ending December 31, 2011.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the year ending December 31, 2012 and 2011:

Troubled Debt Restructurings
That Subsequently Defaulted:
	Number of Loans	Recorded Investment
December 31, 2012
Commercial and Industrial Loans and Leases	1	$565
Commercial Real Estate Loans	1	292
Total	2	$857

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

The troubled debt restructurings that subsequently defaulted described above increased the allowance for loan losses by $0 and resulted in charge-offs of $108 during the year ending December 31, 2012.

Troubled Debt Restructurings
That Subsequently Defaulted:
	Number of Loans	Recorded Investment
December 31, 2011
Commercial and Industrial Loans and Leases	1	$527
Commercial Real Estate Loans	---	---
Total	1	$527

The troubled debt restructurings that subsequently defaulted described above decreased the allowance for loan losses by $500 and resulted in charge-offs of $500 during the year ending December 31, 2011.

A loan is considered to be in payment default once it is 30 days contractually past due under the modified terms.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company classifies loans as to credit risk by individually analyzing loans. This analysis includes commercial and industrial loans, commercial real estate loans, and agricultural loans with an outstanding balance greater than $100. This analysis is typically performed on at least an annual basis. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. Loans listed as not rated are either less than $100 or are included in groups of homogeneous loans. Based on the most recent analysis performed, the risk category of loans by class of loans is a follows:

		Special
	Pass	Mention	Substandard	Doubtful		Total
December 31, 2012
Commercial and Industrial Loans and Leases	$307,997	$14,441	$13,869	$	---	$336,307
Commercial Real Estate Loans	446,639	21,338	21,819		---	489,796
Agricultural Loans	176,730	2,855	2,990		---	182,575
Total	$931,366	$38,634	$38,678	$	---	$1,008,678
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$319	$3,220	$7,338	$	---	$10,877

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

			Special
	Pass		Mention	Substandard	Doubtful		Total
December 31, 2011
Commercial and Industrial Loans and Leases		$264,037	$16,188	$13,862	$	---	$294,087
Commercial Real Estate Loans		396,057	28,272	28,989		---	453,318
Agricultural Loans		165,153	2,744	2,616		---	170,513
Total		$825,247	$47,204	$45,467	$	---	$917,918
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$	---	$2,804	$13,001	$	---	$15,805

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For home equity, consumer and residential mortgage loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in home equity, consumer and residential mortgage loans based on payment activity as of December 31, 2012 and 2011:

	Home Equity	Consumer	Residential
	Loans	Loans	Mortgage Loans
December 31, 2012
Performing	$74,521	$41,064	$88,558
Nonperforming	178	167	257
Total	$74,699	$41,231	$88,815
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$ ---	$148	$149

	Home Equity	Consumer	Residential
	Loans	Loans	Mortgage Loans
December 31, 2011
Performing	$77,233	$47,336	$85,721
Nonperforming	90	259	748
Total	$77,323	$47,595	$86,469
Loans Acquired with Deteriorated Credit Quality
(Included in the Total Above)	$ ---	$164	$152

The Company has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The recorded investment of those loans is as follows:

December 31, 2012
Commercial and Industrial Loans	$1,840
Commercial Real Estate Loans	9,037
Home Equity Loans	---
Consumer Loans	148
Residential Mortgage Loans	149
Total	$11,174
Carrying Amount, Net of Allowance	$11,086

December 31, 2011
Commercial and Industrial Loans	$2,596
Commercial Real Estate Loans	13,209
Home Equity Loans	---
Consumer Loans	164
Residential Mortgage Loans	152
Total	$16,121
Carrying Amount, Net of Allowance	$16,044

Exhibit 2 – Draft Loan Footnote

December 31, 2012 Form 10-K

NOTE 4 – Loans (continued)

Accretable yield, or income expected to be collected, is as follows:

	December 31, 2012	December 31, 2011
Balance at January 1	$967	$	---
New Loans Purchased	---		2,042
Accretion of Income	(1,265)		(1,130)
Reclassifications from Non-accretable Difference	468		129
Charge-off of Accretable Yield	---		(74)
Balance at December 31	$170		$967

For those purchased loans disclosed above, the Company increased the allowance for loan losses by $88 and $77 for the years ended December 31, 2012 and 2011. No allowances for loan losses were reversed during the same period.

Certain directors, executive officers, and principal shareholders of the Company, including their immediate families and companies in which they are principal owners, were loan customers of the Company during 2012. A summary of the activity of these loans follows:

Balance		Changes				Balance
January 1,		in Persons	Deductions			December 31,
2012	Additions	Included	Collected	Charged-off		2012
$6,994	$7,419	$119	$(5,530)	$	---	$9,002